Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

Investor Briefing
April 25, 2005 No.247

SBC Delivers Strong Execution in First Quarter:

1.4 Million Net Subscriber Gain at Cingular Wireless, Record DSL Growth, Continued Improvement in Retail Access Line Trends, Fourth Consecutive Quarter of Wireline Revenue Growth

SAN ANTONIO, April 25, 2005 — SBC Communications Inc. (NYSE: SBC) today reported first-quarter results driven by solid progress in its wireline operations, including its best-ever growth in DSL lines, and continued strong subscriber growth at Cingular Wireless, the United States’ largest wireless provider.

SBC’s first-quarter 2005 revenues increased 2.4 percent to $10.2 billion, with wireline revenues up 2.8 percent and consumer wireline revenues up 3.9 percent, marking SBC’s fourth consecutive quarter of positive revenue growth. Earnings were $885 million, or $0.27 per diluted share on a reported basis, and $1.1 billion, or $0.34 per diluted share before merger-related expenses at Cingular Wireless, which is 60 percent owned by SBC.

“We have begun 2005 with good momentum,” said Edward E. Whitacre Jr., SBC chairman and chief executive officer. “Cingular Wireless is doing an outstanding job of winning customers and integrating operations. We have taken DSL growth to a new level.  Customers appreciate our long distance and bundled service offerings, and our penetration rates continue to grow. And in the first quarter, we achieved improved retail line results in both consumer and business markets.

“Most important, after adjusting for Cingular’s merger costs and the impact of asset sales last year, our earnings were up from comparable results a year ago,” Whitacre said. “This demonstrates SBC’s ability to execute, generate solid bottom-line results and deliver value to stockholders while we invest in major initiatives to transform and grow our business.

“Through Project Lightspeed, we are building a new generation of integrated digital video, data and voice services,” Whitacre said. “And through our planned acquisition of AT&T, we will create a premier provider with outstanding network capabilities, global reach and advanced product sets, including IP-based services. Approval processes for this transaction are moving forward, and we have launched teams to begin, consistent with applicable legal requirements, initial integration planning using many of the approaches that proved successful in Cingular’s preparation for integration with AT&T Wireless.”

•                                          Reported first-quarter earnings of $0.27 per diluted share, $0.34 per diluted share excluding merger-related expenses at Cingular Wireless

•                                          504,000 net increase in DSL lines, SBC’s best-ever quarterly gain, to reach 5.6 million in service

•                                          Improved business and consumer retail access line trends — with consumer primary retail lines up by 16,000, first quarterly gain in five years

The Quarter in focus

SBC delivered solid progress in both its wireline and wireless operations in the first quarter of 2005. Wireline revenues grew for the fourth consecutive quarter. Margins were up from fourth-quarter 2004 levels. And Cingular Wireless generated its second consecutive quarter of strong net-add growth, combined with reduced subscriber churn and improved margins.

REVENUES

In the first quarter, SBC sustained its revenue growth trends of recent quarters.

•                                          Consolidated revenues from continuing operations were $10.2 billion, up 2.4 percent versus the year-ago first quarter.

•                                          Wireline revenues were up 2.8 percent to $9.3 billion, driven by growth in DSL, data and long distance services and improved retail access line trends.

•                                          In its first full quarter of operations after its October 2004 acquisition of AT&T Wireless, Cingular Wireless’ revenues totaled $8.2 billion, a 5.3 percent increase over pro forma revenues of $7.8 billion in the first quarter of 2004. (Pro forma results, which are provided to facilitate more meaningful comparisons, include results from acquired properties and exclude results from properties that have been divested or have been agreed to be divested.)

•                                          Directory revenues from continuing operations totaled $929 million in the quarter, versus $938 million in the year-earlier first quarter. SBC’s directory business produces more than 700 different Yellow Pages titles annually in 13 states and provides Internet Yellow Pages services.

OPERATIONAL HIGHLIGHTS

SBC’s first-quarter results include operational progress in key areas, including the following:

DSL — SBC added 504,000 DSL lines in the first quarter to reach 5.6 million in service, No. 1 among U.S. DSL providers. This marked SBC’s best-ever quarterly increase in DSL lines, and it was the best ever by any DSL provider in the industry. Over the past four quarters, SBC added more than 1.6 million DSL lines, and its first-quarter DSL/Internet revenues were up 27.6 percent versus the year-ago quarter.

Long Distance — SBC’s total long distance lines increased by 1.1 million to 22 million in service. Over the past four quarters, SBC has added more than 5 million long distance lines, and its first-quarter long distance revenues were up 20.3 percent versus the year-ago quarter.

Bundles — SBC’s penetration of retail consumer lines with at least one key service — long distance, DSL, joint-billed Cingular Wireless or SBC | DISH Network video — increased to 64 percent at the end of the first quarter, up from 50 percent a year earlier. Driven by success with bundled services, SBC’s average revenues per retail consumer access line increased 8.4 percent versus the year-ago first quarter.

Data Revenues — Wireline data revenues grew 6.7 percent to $2.8 billion, driven by robust DSL/Internet growth, along with solid results in transport and integration services. SBC ranks No.1 among its immediate peers in total data revenues.

•                                          Cingular Wireless reaches 50.4 million subscribers, delivers reduced subscriber churn and improved margins

•                                          Wireline revenues up 2.8 percent, with consumer wireline revenues up 3.9 percent — fourth straight quarter of revenue growth

•                                          15.2 percent operating income margin, up versus the year-earlier first quarter and the fourth quarter of 2004

First-Quarter EPS Summary

	1Q05	1Q04
Reported EPS – continuing operations(1)	$0.27	$0.58
Cingular merger integration costs	$0.01
Cingular noncash intangible amortization costs	$0.06
Gains from asset sales		$(0.22)
Foregone equity income(2)		$(0.02)
Adjusted EPS	$0.34	$0.33

Note: Totals may not foot due to rounding.

(1) Continuing operations exclude directory operations sold during the third quarter of 2004.

(2) Foregone equity income associated with SBC investments in Belgacom, TDC and Telkom SA.

Access Lines — SBC posted significant improvement in retail access line trends in the first quarter. Total retail consumer primary lines increased by 16,000, SBC’s first quarterly gain in this category in five years and a substantial upturn from declines of 73,000 in the preceding quarter and 156,000 in the first quarter a year ago. Consumer additional lines declined by 104,000 in the first quarter, versus declines of 119,000 in the preceding quarter and 149,000 in the first quarter of 2004. This was SBC’s smallest decline in additional lines in four years. SBC’s retail business line base declined by 45,000, compared with declines of 74,000 in the preceding quarter and 242,000 in the first quarter a year ago. SBC’s switched wholesale lines declined by 343,000 due to a 364,000 decline in UNE-P lines. In the preceding quarter, switched wholesale lines declined by 302,000, and in the first quarter of 2004 they increased by 135,000. SBC ended the first quarter of 2005 with 51.9 million total switched access lines.

Cingular Wireless — Cingular Wireless delivered its second consecutive quarter of strong subscriber growth following its acquisition of AT&T Wireless, which closed on Oct. 26, 2004. In the first quarter, Cingular posted a net subscriber increase of 1.4 million, following a pro forma gain of 1.8 million in the preceding quarter. Subscriber churn in the first quarter was 2.2 percent overall, down from a pro forma adjusted 2.4 percent in the fourth quarter of 2004. First-quarter postpaid churn was 1.9 percent, down from a pro forma 2.1 percent in the fourth quarter of 2004. Cingular ended the first quarter with 50.4 million total subscribers, solidifying its position as the nation’s largest wireless provider.

Video, Integrated Services — SBC continues to make solid progress with Project Lightspeed, its initiative to build an advanced, IP-based network to deliver next-generation, integrated all-digital TV, superhigh-speed broadband and IP voice services. The company expects the network to reach 18 million households, as part of its initial deployment, by the end of 2007. Lab tests of the technology have progressed over recent months; limited field trials were launched in April and are expected to be expanded in the coming months. At the same time, SBC continues to execute a targeted approach to marketing its integrated SBC | DISH Network satellite TV service. In the first quarter, total SBC | DISH Network subscribers increased by 71,000 to reach 394,000 in service, all added since the company began offering the integrated service in March 2004.

OPERATING EXPENSES AND MARGINS

SBC’s first-quarter operating expenses and margins reflect solid cost management, offset by expenses for new growth products, weather-related expenses, and an increase in pension and retiree benefit costs versus 2004 levels.

•                                          Operating expenses totaled $8.7 billion, versus $8.5 billion in the first quarter of 2004. First-quarter 2005 operating expenses included weather-related costs of approximately $100 million due primarily to severe rains and floods in Southern California.

•                                          SBC’s operating income margin in the first quarter was 15.2 percent, up from 15.1 percent in the year-earlier first quarter. In the fourth quarter of 2004, SBC’s operating income margin was 12.1 percent on a reported basis and 14.5 percent excluding costs from severance payments and management pension plan changes.

To increase productivity and further improve its cost structure, SBC has a number of initiatives under way, including projects to transform call center operations, enhance online sales and service capabilities and standardize and streamline network center operations. During 2004, SBC had a net reduction in its total work force of more than 6,000. In the first quarter of 2005, total force declined by approximately 1,800 — on track with its previously announced expectation of a net reduction during 2005 of approximately 7,000, primarily through attrition.

EARNINGS COMPARISONS

SBC’s first-quarter earnings reflect wireline and wireless operational progress as well as increased expenses associated with Cingular’s acquisition and integration of AT&T Wireless.

•                                          In the quarter ended March 31, 2005, SBC reported earnings from continuing operations of $885 million, or $0.27 per diluted share. These results included after-tax expenses of $242 million, or $0.07 per diluted share, for SBC’s portion of merger integration and noncash intangible amortization costs at Cingular Wireless. Excluding these items, SBC’s adjusted first-quarter earnings totaled $1.1 billion, or $0.34 per diluted share.

•                                          In the first quarter of 2004, SBC reported earnings from continuing operations of $1.9 billion, or $0.58 per diluted share. This included a one-time gain of $0.22 per share from the disposition of its investment in Belgacom, S.A. Excluding this gain and foregone equity income from investments disposed of during 2004, SBC’s first-quarter 2004 earnings were $1.1 billion, or $0.33 per diluted share.

•                                          SBC’s first-quarter 2005 earnings also reflect increased interest expense resulting from debt for SBC’s portion of funding required for Cingular Wireless’ fourth-quarter 2004 acquisition of AT&T Wireless. Interest expense in the first quarter of 2005 was $353 million, versus $232 million in the year-ago quarter.

CASH FLOW AND USES OF CASH

SBC continues to generate solid cash flow to invest in its operations and to return value directly to stockholders.

•                                          In the first quarter, SBC generated $1.3 billion in cash from operations and received an additional $596 million in cash from Cingular Wireless. This compares with cash from operations in the year-ago first quarter of $2.0 billion. In the first quarter of 2004, cash from operations was reduced by a $232 million voluntary contribution to benefit plans. First-quarter 2005 cash from operations also reflects cash tax payments that were $1.1 billion higher than in the year-ago first quarter.

•                                          Capital expenditures in the first quarter of 2005 totaled $1.1 billion, versus $936 million in the year-ago first quarter.

•                                          Dividends paid in the first quarter totaled $1.1 billion.

•                                          At the end of the quarter, long-term debt was $20.9 billion, total debt was $27.1 billion, and SBC’s debt-to-total capitalization ratio was 40.2 percent.

•                                          SBC ended the quarter with cash, cash equivalents and short-term investments totaling $462 million.

AGREEMENT TO ACQUIRE AT&T

On Jan. 31, 2005, SBC and AT&T announced an agreement for SBC to acquire AT&T, a transaction that combines AT&T’s global systems capabilities, business and government customers, and fast-growing Internet protocol (IP)-based business with SBC’s local exchange, broadband and wireless capabilities.

Under terms of the agreement approved by the boards of directors of both companies, shareholders of AT&T will receive 0.77942 shares of SBC common stock for each common share of AT&T. In addition, at the time of closing, AT&T will pay its shareholders a special dividend of $1.30 per share. The stock consideration in the transaction is expected to be tax-free to AT&T shareholders.

The acquisition is subject to approval by AT&T’s shareholders and regulatory authorities and other customary closing conditions. AT&T shareholders are expected to vote on the proposed merger as early as June 2005.

Wireline in focus

In the first quarter, SBC achieved 2.8 percent growth in wireline revenues, its fourth consecutive quarter of positive growth. At the same time, SBC took major steps to expand its capabilities and strengthen its prospects for the future. It moved forward with Project Lightspeed, its initiative to build an advanced network to deliver a new generation of integrated, IP-based TV, superhigh-speed broadband and voice services. And in January, SBC agreed to acquire AT&T Corp., which would create a premier provider with broad network capabilities, global reach and advanced services.

GROWTH PRODUCTS AND BUNDLING

SBC’s wireline operations delivered their fourth consecutive quarter of revenue growth, with consumer revenues up 3.9 percent, business revenues up 0.4 percent and wholesale revenues up 4.4 percent. These results reflect continued solid progress in growth products, along with improved retail access line trends, including a first-quarter net increase in retail consumer primary access lines of 16,000, and a shift in UNE-P lines to resale and retail.

DSL/Internet — Total DSL and Internet revenues grew 27.6 percent to $638 million in the first quarter. SBC ended the quarter with 5.6 million total DSL lines, up more than 1.6 million over the past four quarters. Its DSL penetration of customer locations passed exceeded 14 percent at the end of the quarter, with the West — SBC’s strongest region — approaching 20 percent.

To drive further growth and enhance the customer experience with its DSL service, SBC continues to innovate.

•                                          For example, in the first quarter, SBC and Yahoo! announced plans to significantly upgrade the e-mail storage capacity for SBC Yahoo! subscribers. Beginning in early May, SBC Yahoo! customers will have 2 gigabytes of storage for each of their 10 available e-mail subaccounts, as well as their main e-mail account, bringing the total potential storage capacity for a family or small business to 22 gigabytes. Last year, the companies began offering the same industry-leading 2 gigabytes of e-mail storage for SBC Yahoo! subscribers’ main accounts.

•                                          SBC also continues to expand its Wi-Fi access. The SBC FreedomLink Wi-Fi network is one of the nation’s largest and fastest-growing Wi-Fi networks, with more than 7,000 nationwide hot spots, including select McDonald’s restaurants, Barnes & Noble bookstores, Caribou Coffee shops and The UPS Store® and Mail Boxes Etc.® locations.

Long Distance — SBC’s long distance revenues grew 20.3 percent in the first quarter to $901 million. Consumer long distance revenues were up 16.1 percent, and business long distance revenues were up 26.7 percent.

•                                          1.1 million long distance lines added to reach 22 million, long distance revenues up 20.3 percent

•                                          Data revenues grow 6.7 percent to $2.8 billion, with DSL/Internet revenues up 27.6 percent

•                                          Consumer key-product bundle penetration reaches 64 percent, average revenue per consumer line up 8.4 percent

Consumer Bundles — Penetration of key-product bundles increased to 64 percent at the end of the quarter, up from 50 percent a year earlier. Over the past two years, SBC’s key-product bundle penetration has more than doubled. (A key-product bundle includes a retail consumer line plus one or more of the following: long distance, DSL, jointly billed Cingular Wireless or SBC | DISH Network TV service.) Driven by this increased penetration, SBC’s average revenue per retail consumer line was up 8.4 percent versus the year-earlier first quarter.

PROJECT LIGHTSPEED

To further strengthen its capabilities, SBC has launched Project Lightspeed, an initiative to extend its fiber-optics network deeper into neighborhoods to reach 18 million households, as part of its initial deployment, by the end of 2007 with integrated IP-based video, voice, wireless and data services, providing a communications and entertainment experience not previously realized in the mass market. The company plans to offer the first set of products under the U-verseSM brand in late 2005 or early 2006.

Instead of using a traditional broadcast video system in which all content is continuously sent to every customer’s home, Lightspeed will use a switched IP video distribution system. In the switched IP video network, only the content the customer requests is sent, freeing up bandwidth to be used for other applications.

In 2005, Project Lightspeed has achieved substantial progress in terms of trials, deployment plans and technology development:

•                                          Lab tests of IPTV (Internet Protocol Television) technology continue with good results, and a limited initial field trial for IP video was launched in early April. SBC expects to begin a full field trial of IPTV with the addition of high-speed Internet access in the next few months.

•                                          Fiber-to-the-premise deployment has begun. For the fiber-to-the-node portion of the build, network planning is complete, and network conditioning has begun.

•                                          SBC has also expanded its content acquisition team as it works to deliver a rich array of programming to customers.

•                                          In March, SBC selected Scientific-Atlanta to provide IP-based video equipment for the initiative, including an IP video operations center, two national IP video superhub offices and 41 regional IP video hub offices.

•                                          In late February, Alcatel and Microsoft Corp., both technology providers for Project Lightspeed, announced an IPTV alliance to develop an integrated IPTV delivery solution that can help IPTV service providers reduce deployment costs and shorten time to market.

BUSINESS MARKETS

SBC continues to deliver solid results in business markets.

•                                          First-quarter business revenues increased 0.4 percent overall, driven by 5.2 percent growth in small- and medium-business revenues.

•                                          SBC’s first-quarter decline in retail business access lines was nearly 40 percent lower than in the preceding quarter and less than one-fifth the decline in the first quarter a year earlier.

•                                          Business long distance revenues grew 26.7 percent versus the first quarter of 2004.

•                                          Business data revenues increased 3.8 percent.

SBC Data Revenue Growth Rates

	Year Over Year 1Q05 vs.1Q04	Sequential 1Q05 vs.4Q04
DSL/Internet	27.6%	7.4%
Hi-cap (retail)	1.7%	0.7%
Hi-cap (wholesale)	1.2%	2.0%
Data Integration	3.2%	(19.7)%

Overall, SBC’s data revenues were up 6.7 percent in the first quarter, reflecting strong DSL/Internet growth and solid results in transport and integration services.

Major companies continue to turn to SBC for data services and managed network solutions. Major contracts announced in recent weeks include:

•                                          A five-year, $59.7 million contract with the American Red Cross to provide and manage voice, data and wireless transport services for its Washington, D.C., headquarters as well as provide audio and web conferencing services to remote locations. The American Red Cross manages nearly half of the nation’s blood supply, provides relief to victims of disasters, and helps people prevent, prepare for and respond to emergencies.

•                                          A three-year voice and data networking services contract with Republic Bancorp Inc., which has customers located throughout Michigan, Ohio and Indiana.

•                                          A three-year contract with San Antonio-based H.E. Butt Grocery (H-E-B), one of the nation’s largest independently owned food retailers, to provide SBC PremierSERVSM Network-based Virtual Private Network services utilizing MPLS technology as the primary network architecture for all of its stores and corporate offices. This is in addition to existing contracts for local access, long distance voice and SBC PremierSERV Dedicated Internet Access service.

•                                          A five-year contract with Indiana State University in Terre Haute, Ind., to maintain its entire voice network by providing SBC PremierSERV Voice CPE Support Services. The services will provide dependable and easily expandable communications for the university’s 1,600 staff and faculty members and more efficient communications with other institutions and prospective students.

•                                          A large data services contract with San Diego-based PETCO Animal Supplies, Inc., one of the fastest-growing animal supply retailers in the country.

Cingular Wireless

In its first full quarter of combined operations following its acquisition of AT&T Wireless, Cingular Wireless delivered continued strong subscriber growth, along with reduced subscriber churn, improved margins and a substantial increase in data service revenues. At the same time, Cingular achieved solid progress in converting subscribers to GSM (Global System for Mobil Communications) and in merger integration activities.

STRONG SUBSCRIBER GROWTH, IMPROVED CHURN

Cingular delivered net subscriber additions of more than 1.4 million in the first quarter, its second consecutive quarter of strong growth following a pro forma net gain of 1.8 million in the fourth quarter of 2004. Cingular ended the first quarter of 2005 with 50.4 million subscribers.

Cingular’s postpaid net adds totaled 1.1 million in the first quarter, representing 79 percent of its total subscriber increase.

Gross additions were nearly 4.8 million, and average monthly churn improved to 2.2 percent overall for the first quarter. This is a sequential improvement of 20 basis points over comparably calculated adjusted pro forma churn of 2.4 percent. Postpaid churn was 1.9 percent, versus a pro forma rate of 2.1 percent in the fourth quarter of 2004. (As previously disclosed, beginning in the first quarter of 2005, Cingular has adopted a methodology for reseller churn that will result in an aggregate churn calculation which is more comparable with the company’s major competitors.)

“Pro forma” results reflect acquisitions and dispositions, including the acquisition of AT&T Wireless, as if they had occurred on Jan. 1, 2004.

GSM PROGRESS

In addition to strong subscriber growth during the quarter, Cingular continued to grow its GSM customer base and had additional success in transitioning former AT&T Wireless customers to Cingular plans. These two developments contributed to the quarter’s improved churn results.

At the end of the first quarter, 72 percent of Cingular’s subscriber base was GSM-equipped, up from 65 percent in the fourth quarter of 2004. Approximately 9 percent of Cingular’s customer base upgraded handsets during the quarter — almost entirely onto GSM, the world’s most widely used wireless technology.

Cingular operates the nation’s largest digital voice and data network, with 84 percent of its minutes now carried on its GSM network. Through roaming alliances with other GSM-based providers around the world, Cingular has the largest global presence of any U.S. wireless carrier, with coverage in more than 170 countries.

In addition, since deploying the Cingular Common Service Experience on Nov. 15, 2004 — just 20 days after closing the acquisition of AT&T Wireless — Cingular has converted nearly 3 million former AT&T Wireless subscribers to Cingular plans, as customers have responded positively to Cingular’s broad network coverage and attractive products and services.

•                                          First-quarter net subscriber additions top 1.4 million — second consecutive quarter of strong subscriber growth

•                                          Further improvement in subscriber churn, declining to 2.2 percent overall, 1.9 percent for postpaid subscribers

•                                          Continued progress in GSM conversion, with 84 percent of minutes now on Cingular’s GSM network

•                                          Integration initiatives on schedule

FINANCIAL RESULTS

•                                          In the first quarter, Cingular’s reported revenues were $8.2 billion, which is an improvement of 5.3 percent over pro forma revenue of $7.8 billion during the year-ago first quarter. Operating income was $114 million. (First-quarter revenues included $55 million in revenues from properties not yet divested, which were not included in pro forma results for 2004. Had the $55 million been excluded from first-quarter results, the revenue increase would have been 4.6 percent.)

•                                          Reported average revenue per user (ARPU) in the first quarter was $49.59, versus a pro forma $49.97 in the preceding quarter and down 3.3 percent from pro forma ARPU of $51.26 in the year-ago first quarter. This represents a significant slowing in the rate of ARPU decline versus the preceding quarter, when the year-over-year pro forma decrease was 5.5 percent. Among other factors, ARPU benefited from a substantial increase in data revenues.

•                                          ARPU from data services continued its strong growth in the first quarter, increasing to $3.70, up $0.81 from the previous quarter. This growth was spurred by the increasing popularity of text messaging, mobile instant messaging, mobile e-mail, downloadable ringtones, games and photo messaging. Cingular delivered 4.4 billion text messages during the quarter.

•                                          Cingular’s reported first-quarter operating expenses were $8.1 billion, and its reported OIBDA service margin was 24.1 percent. Direct merger integration costs increased Cingular’s operating expenses by $105 million in the first quarter. Expected synergies from the merger of Cingular and AT&T Wireless operations are on plan and are expected to drive greater cost savings in the second half of 2005.

•                                          Normalized to exclude direct merger integration costs, Cingular’s first-quarter OIBDA service margin was 25.5 percent, a sequential increase of 210 basis points. First-quarter OIBDA service margin included negative pressure of more than 180 basis points, when compared to the fourth quarter of 2004, in connection with roaming and other costs on networks recently sold to T-Mobile. OIBDA is defined as operating income (loss) before depreciation and amortization. OIBDA margin is calculated as OIBDA divided by service revenue. In addition, purchase and other integration costs added $263 million of operating expenses during the quarter. This amount includes $486 million in amortization of intangibles that were acquired as part of the merger with AT&T Wireless, partially offset by purchase accounting adjustments to reduce depreciation associated with property, plant and equipment.

In the first quarter, to be consistent with industry practices, Cingular’s income statement presentation was changed for the current and prior-year periods to reflect, as revenues, the gross receipts tax and other fees billed to our customers and to reflect, as expenses, the taxes assessed by the various state jurisdictions. The impact of this reclassification was an increase in first-quarter revenue and expense of $39 million. Similar revenue and expense increases for the same quarter a year ago were $25 million. Operating income and net income for all periods were unaffected by this reclassification in income statement presentation.

HIGHLIGHTS AND INITIATIVES

•

Cingular’s Business Markets group continued its leadership in offering solutions to virtually every type of business customer — from large enterprises to mid-size companies, small businesses, government agencies, and colleges and universities. Cingular serves 95 of the Fortune 100 companies and counts more than 80 percent of the Fortune 500 and well over 1,200 federal, state and local government agencies as customers. New customers this quarter include Acuity Brands, Inc., the State of Tennessee, University of Indiana, State of Missouri Highway Patrol, State of Georgia Department of Health and Human Services, City of Scottsdale and County of Milwaukee.

•                                          Through roaming agreements with other wireless carriers, the company increased the breadth of the fastest national wireless data network in the United States — EDGE — to cover more than 250 million people, with availability in 13,000 cities and towns and along nearly 40,000 miles of interstate highways across the country.

•                                          Cingular continued to move forward with plans to deploy UMTS (Universal Mobile Telecommunications System) 3G network technology with HSDPA (High-Speed Downlink Packet Access). UMTS with HSDPA provides superior speeds for data and video services, and it delivers outstanding operating efficiencies, using the same spectrum and infrastructure for voice and data on an IP-based platform. Cingular expects to have UMTS/HSDPA deployed in 15 to 20 markets by the end of the year.

•                                          Cingular sponsored the fourth season of the popular American Idol TV series, which has contributed to the growth of text messaging in the United States and to the company’s own text messaging traffic.

•                                          Cingular also brought out an array of exciting new devices for consumers, including the Sony Ericsson 710, an innovatively designed Cingular exclusive that doubles as a digital camera, complete with a photo light and lens cover. It lets the user take print-quality pictures and record video clips. Another was the tri-band Samsung p777, which comes with MP3 technologies and up to one hour of video recording capabilities.

•                                          Cingular and its partners introduced several business solutions enabled for its EDGE network, including the first high-speed wide-area wireless solutions for healthcare, the first commercially available wireless backup solution for companies’ critical data, and the first national unlimited EDGE/Wi-Fi plan. Cingular also certified Sybase’s popular suite of iAnywhere mobile work force solutions for its EDGE network.

Directory in focus

SBC’s directory operations generated revenues from continuing operations of $929 million in the first quarter, versus $938 million in the year-ago first quarter.

Segment income from continuing operations totaled $483 million, versus $525 million in the first quarter of 2004, reflecting, among other things, higher selling and bad debt expense.

SBC’s directory business produces more than 700 different Yellow Pages titles annually, which are delivered to residences, businesses and government offices in 13 states.

In the third quarter of 2004, SBC sold its interest in directory operations in Illinois and northwest Indiana covering 129 directories to R.H. Donnelley. The sale included SBC’s interest in the DonTech partnership, which was the exclusive sales agent for directories published by SBC in Illinois and northwest Indiana. Results from continuing operations exclude gains from this transaction and results from the divested businesses in all periods.

In November 2004, the directory businesses of SBC and BellSouth created an Internet Yellow Pages joint venture by acquiring the highly recognized YellowPages.com brand, with the goal of becoming the market leader in Internet Yellow Pages and local Internet search. SBC Directory Operations and BellSouth Advertising and Publishing will continue to manage their local online Yellow Pages relationships in their respective regions outside the new venture, while the new venture will develop a sales force for national advertising accounts.

International in focus

SBC’s international holdings reported segment income of $70 million in the first quarter, compared with segment income in the year-earlier first quarter of $445 million.

Two items affected first-quarter comparisons:

First-quarter 2005 results reflect the effect of foregone equity income from assets sold during 2004, including equity holdings in Belgacom SA, South Africa-based Telkom SA and Denmark-based TDC A/S.

First-quarter 2004 results include a gain from the sale of its ownership in Belgacom of $1.1 billion pretax, or $0.22 per share after tax. The portion of this gain coming from SBC’s direct ownership — $832 million —was included in Other Income on SBC’s Consolidated Statements of Income. The portion of the gain realized indirectly from SBC’s ownership in TDC — $251 million —was included in the Equity in Net Income of Affiliates line.

SBC Communications Inc.

Consolidated Statements of Income (Unaudited)

(Dollars in Millions, Except per Share Amounts)

	Three Months Ended
	3/31/05	3/31/04	% Change

Operating Revenues
Voice	$5,086	$5,213	-2.4%
Data	2,824	2,647	6.7%
Long-distance voice	901	749	20.3%
Directory advertising	946	962	-1.7%
Other	491	441	11.3%
Total Operating Revenues	10,248	10,012	2.4%

Operating Expenses
Cost of sales (exclusive of depreciation and amortization shown separately below)	4,397	4,227	4.0%
Selling, general and administrative	2,470	2,346	5.3%
Depreciation and amortization	1,825	1,923	-5.1%
Total Operating Expenses	8,692	8,496	2.3%
Operating Income	1,556	1,516	2.6%
Interest Expense	353	232	52.2%
Interest Income	109	116	-6.0%
Equity in Net Income (Loss) of Affiliates	(58)	592	—
Other Income (Expense) – Net	47	861	-94.5%
Income Before Income Taxes	1,301	2,853	-54.4%
Income Taxes	416	942	-55.8%
Income From Continuing Operations	885	1,911	-53.7%
Income From Discontinued Operations, net of tax	—	26	—
Net Income	$885	$1,937	-54.3%
Basic Earnings Per Share:
Income from Continuing Operations	$0.27	$0.58	-53.4%
Net Income	$0.27	$0.59	-54.2%
Weighted Average Common Shares Outstanding (000,000)	3,303	3,308	-0.2%
Diluted Earnings Per Share:
Income from Continuing Operations	$0.27	$0.58	-53.4%
Net Income	$0.27	$0.58	-53.4%
Weighted Average Common Shares Outstanding with Dilution (000,000)	3,315	3,323	-0.2%

SBC Communications Inc.

Statements of Segment Income (Unaudited)

(Dollars in Millions)

	Three Months Ended
	3/31/05	3/31/04	% Change
Wireline
Segment Operating Revenues
Voice	$5,086	$5,213	-2.4%
Data	2,824	2,647	6.7%
Long-distance voice	901	749	20.3%
Other	478	431	10.9%
Total Segment Operating Revenues	9,289	9,040	2.8%
Segment Operating Expenses
Cost of sales	4,182	4,021	4.0%
Selling, general and administrative
Selling	1,662	1,663	-0.1%
General and administrative	621	520	19.4%
Selling, general and administrative	2,283	2,183	4.6%
Depreciation and amortization	1,798	1,898	-5.3%
Total Segment Operating Expenses	8,263	8,102	2.0%
Segment Income	$1,026	$938	9.4%
Cingular*
Segment Operating Revenues
Service revenues	$7,419	$3,583	—
Equipment sales	810	384	—
Total Segment Operating Revenues	8,229	3,967	—
Segment Operating Expenses
Cost of services and equipment sales	3,439	1,492	—
Selling, general and administrative	3,001	1,372	—
Depreciation and amortization	1,675	553	—
Total Segment Operating Expenses	8,115	3,417	—
Segment Operating Income	114	550	-79.3%
Other Income (Expense) – Net	(332)	(329)	-0.9%
Segment Income (Loss)	$(218)	$221	—
Directory
Segment Operating Revenues	$929	$938	-1.0%
Segment Operating Expenses
Cost of sales	241	228	5.7%
Selling, general and administrative
Selling	103	86	19.8%
General and administrative	99	96	3.1%
Selling, general and administrative	202	182	11.0%
Depreciation and amortization	2	3	-33.3%
Total Segment Operating Expenses	445	413	7.7%
Segment Operating Income	484	525	-7.8%
Equity in Net Income (Loss) of Affiliates	(1)	—	—
Segment Income	$483	$525	-8.0%
International
Segment Operating Revenues	$3	$5	-40.0%
Segment Operating Expenses	7	12	-41.7%
Segment Operating Income (Loss)	(4)	(7)	42.9%
Equity in Net Income of Affiliates	74	452	-83.6%
Segment Income	$70	$445	-84.3%

SBC Communications Inc.

Consolidated Balance Sheets

(Dollars in Millions, Except per Share Amounts)

	3/31/05	12/31/04
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$427	$760
Short-term investments	35	99
Accounts receivable – net of allowances for uncollectibles of $953 and $881	5,268	5,480
Prepaid expenses	904	746
Deferred income taxes	552	566
Other current assets	828	890
Total current assets	8,014	8,541
Property, plant and equipment – at cost	136,770	136,177
Less: accumulated depreciation and amortization	87,459	86,131
Property, Plant and Equipment – Net	49,311	50,046
Goodwill	1,768	1,625
Investments in Equity Affiliates	1,867	1,798
Investments in and Advances to Cingular Wireless	32,949	33,687
Other Assets	13,037	13,147
Total Assets	$106,946	$108,844

Liabilities and Stockholders’ Equity
Current Liabilities
Debt maturing within one year	$6,175	$5,734
Accounts payable and accrued liabilities	9,083	10,038
Accrued taxes	1,267	1,787
Dividends payable	1,066	1,065
Liabilities of discontinued operations	—	310
Total current liabilities	17,591	18,934
Long-Term Debt	20,937	21,231
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes	15,380	15,621
Postemployment benefit obligation	9,233	9,076
Unamortized investment tax credits	182	188
Other noncurrent liabilities	3,219	3,290
Total deferred credits and other noncurrent liabilities	28,014	28,175

Stockholders’ Equity
Common shares issued ($1 par value)	3,433	3,433
Capital in excess of par value	12,726	12,804
Retained earnings	29,171	29,352
Treasury shares (at cost)	(4,332)	(4,535)
Additional minimum pension liability adjustment	(190)	(190)
Accumulated other comprehensive income	(404)	(360)
Total stockholders’ equity	40,404	40,504
Total Liabilities and Stockholders’ Equity	$106,946	$108,844

SBC Communications Inc.

Consolidated Statement of Cash Flows (Unaudited)

(Dollars in Millions, Increase (Decrease) in Cash and Cash Equivalents)

	Three Months Ended
	3/31/05	3/31/04

Operating Activities
Net income	$885	$1,937
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,825	1,923
Undistributed earnings from investments in equity affiliates	74	(496)
Provision for uncollectible accounts	239	231
Amortization of investment tax credits	(6)	(8)
Deferred income tax expense	(37)	466
Net gain on sales of investments	(66)	(889)
Income from discontinued operations, net of tax	—	(26)
Retirement benefit funding	—	(232)
Changes in operating assets and liabilities:
Accounts receivable	(27)	150
Other current assets	(97)	(33)
Accounts payable and accrued liabilities	(1,469)	(986)
Other – net	(65)	(39)
Total adjustments	371	61
Net Cash Provided by Operating Activities	1,256	1,998
Investing Activities
Construction and capital expenditures	(1,050)	(936)
Investments in affiliates – net	596	—
Purchases of held-to-maturity securities	—	(79)
Maturities of held-to-maturity securities	64	130
Dispositions	73	2,179
Acquisitions	(169)	—
Proceeds from note repayment	37	50
Net Cash Provided by (Used in) Investing Activities	(449)	1,344
Financing Activities
Net change in short-term borrowings with original maturities of three months or less	761	—
Repayment of long-term debt	(572)	(142)
Issuance of treasury shares	47	63
Dividends paid	(1,066)	(1,034)
Net Cash Used in Financing Activities	(830)	(1,113)
Net increase (decrease) in cash and cash equivalents from continuing operations	(23)	2,229
Net increase (decrease) in cash and cash equivalents from discontinued operations	(310)	46
Net increase (decrease) in cash and cash equivalents	(333)	2,275
Cash and cash equivalents beginning of year	760	4,806
Cash and Cash Equivalents End of Year	$427	$7,081

SBC Communications Inc.

Supplementary Financial and Operating Data (Unaudited)

(Dollars in Millions, Except per Share Amounts)

	Three Months Ended
	3/31/05	3/31/04	% Change

Capital Expenditures	$1,050	$936	12.2%
Dividends Declared Per Share	$0.3225	$0.3125	3.2%
End of Period Common Shares Outstanding (000,000)	3,305	3,311	-0.2%
Pretax interest coverage(1),(6)	4.7	13.0	-63.8%
Net cash flow to average total debt(2),(6)	6.6%	10.2%	-360	BP
Funds from operations interest coverage(3),(6)	9.2	13.3	-30.8%
Debt Ratio	40.2%	31.3%	890	BP
Total Employees	160,880	168,330	-4.4%
Switched Access Lines (000)
Retail Consumer – Primary	23,222	23,792	-2.4%
Retail Consumer – Additional	4,218	4,745	-11.1%
Retail Business	17,507	18,022	-2.9%
Retail	44,947	46,559	-3.5%
UNE-P	6,133	6,821	-10.1%
Resale	370	417	-11.3%
Wholesale	6,503	7,238	-10.2%
Coin(4)	418	459	-8.9%
Total Switched Access Lines (000)	51,868	54,256	-4.4%
Unbundled Loops (000)	1,502	1,603	-6.3%
Long Distance Lines in Service (000)	22,004	16,984	29.6%
DSL Lines in Service (000)	5,608	3,962	41.5%

Cingular Wireless(5)
Wireless Voice Customers (000)	50,369	24,618	—
Net Customer Additions (000)	1,419	554	—
M&A Activity, Partitioned Customers and Other Adjs.	(159)	37	—
POPs (000,000)	292	240	21.7%

(1) Pretax income and interest on debt divided by interest on debt.

(2) Net cash flow equals funds from operations (cash flow from operations before working capital changes) less dividends paid.

(3) The sum of funds from operations and cash paid for interest on debt divided by interest incurred on debt.

(4) Coin includes both retail and wholesale access lines.

(5) Amounts represent 100% results of Cingular Wireless.

(6) Prior year amounts restated to conform to current period reporting methodology.

Non-GAAP Financial Data

SBC Communications Inc.

Supplemental Consolidated Income Statements (Unaudited)

(Dollars in Millions)

	Three Months Ended
	3/31/05	3/31/04	% Change

Total Operating Revenues	$18,343	$13,831	32.6%
Operating Expenses
Cost of sales (exclusive of depreciation and amortization shown separately below)	7,702	5,563	38.5%
Selling, general and administrative	5,471	3,718	47.1%
Depreciation and amortization	3,500	2,475	41.4%
Total Operating Expenses	16,673	11,756	41.8%
Operating Income	1,670	2,075	-19.5%
Interest Expense	600	342	75.4%
Interest Income	36	30	20.0%
Minority Interest	71	(121)	—
Equity in Net Income of Affiliates	88	351	-74.9%
Other Income (Expense) – Net	49	863	-94.3%
Income Before Income Taxes	1,314	2,856	-54.0%
Income Taxes	429	945	-54.6%
Income From Continuing Operations	885	1,911	-53.7%
Income From Discontinued Operations, net of tax	—	26	—
Net Income	$885	$1,937	-54.3%

As required by GAAP rules for joint ventures, SBC reflects Cingular’s results in the Equity in Net Income of Affiliates line of its Consolidated Statements of Income rather than in revenues and expenses. To facilitate peer comparisons, and in recognition of SBC’s majority economic ownership of the nation’s largest wireless provider and Cingular’s increased significance to SBC’s overall operations, SBC provides a supplemental consolidated income statement that includes full consolidation of Cingular’s operating results. This supplemental information also includes reconciliations to SBC’s Consolidated Statements of Income on the following page.

Non-GAAP Financial Data Reconciliation

SBC Communications Inc.

Supplemental Consolidated Income Statements(Unaudited)

(Dollars in Millions)

For the Three Months Ended 3/31/2005

			Non-GAAP
	Reported		Consolidating	Supplemental
	SBC	Cingular	Adjustments	Consolidated
Total Operating Revenues	$10,248	$8,229	$(134)	$18,343
Operating Expenses
Cost of sales (exclusive of depreciation and amortization shown separately below)	4,397	3,439	(134)	7,702
Selling, general and administrative	2,470	3,001	—	5,471
Depreciation and amortization	1,825	1,675	—	3,500
Total Operating Expenses	8,692	8,115	(134)	16,673
Operating Income	1,556	114	—	1,670
Interest Expense	353	338	(91)	600
Interest Income	109	18	(91)	36
Minority Interest	—	(16)	87	71
Equity in Net Income (Loss) of Affiliates	(58)	2	144	88
Other Income (Expense) – Net	47	2	—	49
Income Before Income Taxes	1,301	(218)	231	1,314
Income Taxes	416	22	(9)	429
Income From Continuing Operations	885	(240)	240	885
Income From Discontinued Operations, net of tax	—	—	—	—
Net Income	$885	$(240)	$240	$885

For the Three Months Ended 3/31/2004

			Non-GAAP
	Reported		Consolidating	Supplemental
	SBC	Cingular	Adjustments	Consolidated
Total Operating Revenues	$10,012	$3,967	$(148)	$13,831
Operating Expenses
Cost of sales (exclusive of depreciation and amortization shown separately below)	4,227	1,492	(156)	5,563
Selling, general and administrative	2,346	1,372	—	3,718
Depreciation and amortization	1,923	553	(1)	2,475
Total Operating Expenses	8,496	3,417	(157)	11,756
Operating Income	1,516	550	9	2,075
Interest Expense	232	198	(88)	342
Interest Income	116	2	(88)	30
Minority Interest	—	(27)	(94)	(121)
Equity in Net Income (Loss) of Affiliates	592	(108)	(133)	351
Other Income (Expense) – Net	861	2	—	863
Income Before Income Taxes	2,853	221	(218)	2,856
Income Taxes	942	6	(3)	945
Income From Continuing Operations	1,911	215	(215)	1,911
Income From Discontinued Operations, net of tax	26	—	—	26
Net Income	$1,937	$215	$(215)	$1,937

Second-Quarter Earnings Date: Thursday, July 21, 2005

SBC will release second-quarter 2005 earnings on Thursday, July 21, 2005, before the market opens.

The company’s Investor Briefing and related earnings materials will be available on the SBC Web site at www.sbc.com/investor_relations by 8 a.m. Eastern time.

SBC will also host a conference call to discuss the results at 10 a.m. Eastern time the same day. Dial-in and replay information will be announced on First Call approximately eight weeks before the call, which will also be broadcast live and for replay over the Internet at www.sbc.com/investor_relations.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this Investor Briefing contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results may differ materially. A discussion of factors that may affect future results is contained in SBC’s filings with the Securities and Exchange Commission. SBC disclaims any obligation to update or revise statements contained in this Investor Briefing based on new information or otherwise.

This Investor Briefing may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on the company’s Web site at www.sbc.com/investor_relations.

SEC Rule 165 Information

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283). Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement. Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

SBC Investor Briefing

The SBC Investor Briefing is published by the Investor Relations staff of SBC Communications Inc. Requests for further information may be directed to one of the Investor Relations managers by phone at (210) 351-3327 or fax at (210) 351-2071.

Written correspondence should be sent to:

Investor Relations

SBC Communications Inc.

175 E. Houston, Room 8-A-60

San Antonio, TX 78205

Internet address: http://www.sbc.com

Vice President-Investor Relations

Rich Dietz

Investor Relations Staff

Brian Anderson	Shelly Mathews
Chantel Camarillo	Linda Ramos
Jeff Fancher	Jerrell Ross
John Lamprecht	Blake Steward

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.